Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-261046

February 28, 2024

Omnicom Finance Holdings plc

€600,000,000 3.700% Senior Notes due 2032

Pricing Term Sheet

€600,000,000 3.700% Senior Notes due 2032

Issuer:	Omnicom Finance Holdings plc
Issuer LEI:	213800JBHE39OG74OJ98
Guarantor:	Omnicom Group Inc.
Ratings*:	Moody’s: Baa1 (stable) S&P: BBB+ (stable)
Title of Securities:	3.700% Senior Notes due 2032
Principal Amount:	€600,000,000
Coupon:	3.700% per annum
Day Count:	ACTUAL/ACTUAL (ICMA)
Interest Payment Dates:	Annually on each March 6
Initial Interest Payment Date:	March 6, 2025
Maturity Date:	March 6, 2032
Benchmark Bund:	DBR 0.00% due February 15, 2032
Re-offer Spread vs. Bunds:	+135.1 basis points
Reference EUR Mid-Swap Rate:	2.782%
Re-offer Spread to EUR Mid-Swap Rate:	+95 basis points
Annual Yield to Maturity:	3.732%
Price to Public (Issue Price):	99.782%
All-In Price (after deducting underwriting discounts):	99.282%

Optional Redemption:

Prior to December 6, 2031 (three months prior to the maturity date), the notes will be redeemable, as a whole or in part, at the Issuer’s option, at any time or from time to time at a redemption price equal to the greater of (1) 100.000% of the principal amount of the notes and (2) the sum of the present values of the Remaining Scheduled Payments discounted at the applicable Comparable Government Bond Rate plus 20 basis points, together with accrued and unpaid interest thereon, if any, to, but excluding, the redemption date.

On or after December 6, 2031, the notes will be redeemable, as a whole or in part, at the Issuer’s option, at any time or from time to time at a redemption price equal to 100.000% of the principal amount of the notes, together with accrued and unpaid interest thereon, if any, to, but excluding, the redemption date.

Trade Date:	February 28, 2024
Settlement Date (T+5 (London business days))**:	March 6, 2024
Minimum Denomination:	€100,000 x €1,000
Settlement and Trading:	Through the facilities of Euroclear Bank S.A./N.V. and Clearstream Banking, société anonyme, Luxembourg
Expected Listing:	New York Stock Exchange
CUSIP:	681919 BE5
Use of Proceeds:	We intend to use the net proceeds from the sale of the notes offered hereby for general corporate purposes, which could include working capital expenditures, fixed asset expenditures, acquisitions, repayment of commercial paper and short-term debt, refinancing of other debt, repurchases of Omnicom Group’s common stock or other capital transactions. Pending the application of the net proceeds, we may invest such net proceeds in short-term investment grade obligations.
ISIN:	XS2776001377
Common Code:	277600137
Stabilization:	FCA/ICMA
Joint Global Coordinators and Joint Book-Running Managers:	Barclays Bank PLC BNP Paribas HSBC Bank plc J.P. Morgan Securities plc
Joint Book-Running Managers:	SMBC Nikko Capital Markets Limited Société Générale
Co-Managers:	ING Bank N.V., Belgian Branch Standard Chartered Bank

*An explanation of the significance of ratings may be obtained from the ratings agencies. Generally, ratings agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The security ratings above are not a recommendation to buy, sell or hold the securities offered hereby. The ratings may be subject to review, revision, supervision, reduction or withdrawal at any time by Moody’s or Standard & Poor’s. Each of the security ratings above should be evaluated independently of any other security rating.

**Under Rule 15c6-1 of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), trades in the secondary market generally are required to settle in two business days (as such term is used for purposes of Rule 15c6-1 of the Exchange Act) unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on any date prior to two business days before delivery of the notes will be required, by virtue of the fact that the notes will settle in T+5, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement; such purchasers should consult their own advisors in this regard.

MIFID II AND UK MIFIR PRODUCT GOVERNANCE / PROFESSIONAL INVESTORS AND ELIGIBLE COUNTERPARTIES ONLY TARGET MARKET / NO PRIIPs KID OR UK PRIIPs KID — Manufacturer target market is eligible counterparties and professional clients only (all distribution channels). No key information document (“KID”) under Regulation (EU) No. 1286/2014 (as amended, the “PRIIPs Regulation”) or PRIIPS Regulation as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (“EUWA”) (the “UK PRIIPs Regulation”) has been prepared as the notes are not available to retail investors in the European Economic Area (the “EEA”) or the United Kingdom (“UK”).

In the EEA, the notes offered are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the EEA. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2016/97, as amended, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Regulation (EU) 2017/1129, as amended. Consequently, no KID required by the PRIIPs Regulation, for offering or selling the notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

In the UK, the notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the UK. For these purposes, a retail investor means a person who is one (or more) of (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law by virtue of the EUWA; (ii) a customer within the meaning of the provisions of the Financial Services and Markets Act 2000 (as amended, the “FSMA”) and any rules or regulations made under the FSMA to implement Directive (EU) 2016/97, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the EUWA (“UK MiFIR”); or (iii) not a qualified investor as defined in Article 2 of Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the EUWA (the “UK Prospectus Regulation”). Consequently, no key information document required by the UK PRIIPs Regulation for offering or selling the notes or otherwise making them available to retail investors in the UK has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation.

In the UK, this document is for distribution only to persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Promotion Order, (iii) are outside the UK, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

In the EEA, solely for the purposes of each manufacturer’s product approval process, the target market assessment in respect of the notes has led to the conclusion that: (i) the target market for the notes is eligible counterparties and professional clients only, each as defined in MiFID II; and (ii) all channels for distribution of the notes to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the notes (a “distributor”) should take into consideration the manufacturers’ target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the notes (by either adopting or refining the manufacturers’ target market assessment) and determining appropriate distribution channels.

In the UK, solely for the purposes of each manufacturer’s product approval process, the target market assessment in respect of the notes has led to the conclusion that: (i) the target market for the notes is eligible counterparties and professional clients as defined in the FCA Handbook Conduct of Business Sourcebook, and professional clients, as defined in the UK MiFIR; and (ii) all channels for distribution of the notes to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the notes (a “distributor”) should take into consideration the manufacturers’ target market assessment; however, a distributor subject to the FCA Handbook Product Intervention and Product Governance Sourcebook is responsible for undertaking its own target market assessment in respect of the notes (by either adopting or refining the manufacturers’ target market assessment) and determining appropriate distribution channels.

The issuer and the guarantor have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer or the guarantor have filed with the SEC for more complete information about the issuer, the guarantor and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, the guarantor, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the preliminary prospectus supplement if you request it by calling Barclays Bank PLC toll-free at 1-888-603-5847, BNP Paribas toll-free at 1-800-854-5674, HSBC Bank plc at +44-207-991-8888, or J.P. Morgan Securities plc (for non-U.S. investors) collect at +44-207-134-2468 or J.P. Morgan Securities LLC (for U.S investors) collect at 1-212-834-4533.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.

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